Neovasc Announces First Quarter Financial Results and Provides
Corporate Update

VANCOUVER and MINNEAPOLIS - ( NewsMediaWire ) - May 12, 2022 - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today reported financial results for the quarter ended March 31, 2022.

Recent Highlights

  Achieved Q1 revenue of approximately $611,000, an increase of 35% over the same period in 2021, delivering a record first quarter.
  Activated 6 sites, enrolled 21 patients, and, of those, randomized the first 4 patients, in the COSIRA II IDE trial for the Neovasc Reducer™ ("Reducer").
  Obtained renewed NUB-1 reimbursement status in Germany.
  Announced multiple third-party publications supporting safety, efficacy, and cost savings related to use of the Reducer to treat refractory angina.
  Replaced and extended maturity of the Company's debt with a new debt note with the same lenders, now maturing in December 2025.
  Completed a common share consolidation on April 29, 2022 expected to bring the Company into compliance with the Nasdaq $1 minimum bid price rule on or around May 13, 2022.
  Announced the Dismissal with Prejudice of the class action litigation, expecting a first brief to the Appeals court from the lead plaintiff's counsel on May 13, 2022.

"The first quarter of 2022 was another record setting first quarter in revenue, with continued progress towards our value-creation strategies, in particular on reimbursement," said Fred Colen, Neovasc President and Chief Executive Officer.  "We advanced the Reducer as a viable option to treat refractory angina in Europe, through direct outreach to key opinion leaders, securing positive reimbursement momentum, and by announcing independent studies demonstrating the value of the Reducer to patient, physicians, and payers at a time when value-based care is increasing in importance. As for the important US market, we qualified, trained and contracted the first several U.S. clinics, and began enrolling patients in the pivotal COSIRA II trial, which we believe will demonstrate the benefits of the Reducer and help to inform a future PMA submission to the FDA."

Financial Results for the First Quarter Ended March 31, 2022

For the three months ended March 31, 2022, revenues increased by 35% to approximately $611,000, compared to revenues of approximately $452,000 for the same period in 2021.

The cost of goods sold for the three months ended March 31, 2022 was approximately $136,000 compared to approximately $72,000 for the same period in 2021.

The overall gross margin for the three months ended March 31, 2022 was 78% compared to 84% gross margin for the same period in 2021, as the mix of sales was skewed toward sales through distributors, due to a significant COVID-19 wave in Germany, where the Company sells direct, which restricted Reducer procedures in that country.

Total expenses for the three months ended March 31, 2022 were approximately $7.1 million compared to approximately $10.6 million for the first quarter of 2021, representing a decrease of approximately $3.5 million or 33%, substantially due to an approximately $1.6 million reduction in legal and underwriting fees associated with the February 2021 financing, an approximately $1.3 million reduction in share based compensation expenses and an approximately $1.0 million decrease in employee and other product development expenses as the Company indefinitely paused the Tiara TF transfemoral mitral value replacement program in June 2021.

The operating losses and comprehensive losses for the three months ended March 31, 2022 were approximately $6.6 million and $10.4 million, respectively, or $3.75 basic and diluted loss per share, as compared with approximately $10.2 million operating losses and $2.9 million comprehensive loss, or $1.11 basic and diluted loss per share, for the same period in 2021.

The Company ended the quarter with approximately $44.2 million in cash. The Company spent approximately $5.7 million to fund operations, absorbed $1.4 million onto the balance sheet and paid approximately $0.3 million to Strul Medical Group for accrued interest on the old notes in excess of the new $13 million note.

As of May 10, 2022, subsequent to the effect of the share consolidation, the Company had 2,729,122 Common Shares issued and outstanding.

Conference Call and Webcast Information

Neovasc will be hosting a conference call and audio webcast today at 4:30 pm ET to discuss these results. Interested parties may access the conference call by dialing (877) 407-9208 or (201) 493-6784 (International) and reference Conference ID 13729200. Participants wishing to join the call via webcast should use the link posted on the investor relations section of the Neovasc website at  neovasc.com/investors/. A replay of the webcast will be available approximately 30 minutes after the conclusion of the call using the link on the Neovasc website.

About Neovasc

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit:  www.neovasc.com.

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	March 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	$44,162,789	$51,537,367
Accounts receivable	1,393,432	1,369,455
Finance lease receivable	17,551	43,543
Inventory	1,402,855	1,480,077
Prepaid expenses and other assets	972,322	787,734
Total current assets	47,948,949	55,218,176

Non-current assets
Restricted cash	480,912	469,808
Right-of-use asset	376,423	456,339
Property and equipment	165,993	182,041
Deferred loss on 2020 derivative warrant liabilities	1,990,709	4,300,484
Deferred loss on 2021 derivative warrant liabilities	9,084,344	9,898,475
Total non-current assets	12,098,381	15,307,147

Total assets	$60,047,330	$70,525,323

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,472,350	$4,629,163
Lease liabilities	250,667	273,145
2019 Convertible notes	-	38,633
2020 Convertible notes, warrants and derivative warrant liabilities	-	40,587
Total current liabilities	3,723,017	4,981,528

Non-Current Liabilities
Lease liabilities	207,139	272,652
2019 Convertible notes	-	6,548,796
2020 Convertible notes, warrants and derivative warrant liabilities	452,663	6,088,728
2021 Derivative warrant liabilities	315,659	405,508
2022 Convertible notes	11,577,235	-
Total non-current liabilities	12,552,696	13,315,684

Total liabilities	$16,275,713	$18,297,212

Equity
Share capital	$440,827,120	$439,873,457
Contributed surplus	41,322,143	40,355,952
Accumulated other comprehensive loss	(6,229,804)	(7,885,024)
Deficit	(432,147,842)	(420,116,274)
Total equity	43,771,617	52,228,111

Total liabilities and equity	$60,047,330	$70,525,323

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three months ended March 31,

(Expressed in U.S. dollars)

	2022	2021

REVENUE	$610,747	$451,794
COST OF GOODS SOLD	(136,292)	(72,393)
GROSS PROFIT	474,455	379,401

EXPENSES
Selling expenses	818,896	637,979
General and administrative expenses	3,003,530	5,292,569
Product development and clinical trials expenses	3,269,550	4,621,428
TOTAL EXPENSES	7,091,976	10,551,976

OPERATING LOSS	(6,617,521)	(10,172,575)

OTHER INCOME/ (EXPENSE)
Interest and other income	17,963	10,020
Interest and other expense	(349,840)	(40,409)
Gain/(Loss) on foreign exchange	10,717	(35,295)
Unrealized (loss)/gain on warrants, derivative liability warrants
and convertible notes	(151,343)	12,450,053
Realized loss on exercise or conversion and extinguishment of
warrants, derivative liability warrants and convertible notes	(1,845,822)	(2,114,651)
Amortization of deferred loss	(1,223,564)	(2,265,290)
TOTAL OTHER INCOME/ (EXPENSE)	(3,541,889)	8,004,428
LOSS BEFORE TAX	(10,159,410)	(2,168,147)

Tax recovery	-	732
LOSS FOR THE YEAR	$(10,159,410)	$(2,167,415)

OTHER COMPREHENSIVE LOSS FOR THE YEAR
Fair market value changes in convertible notes due to changes in own credit risk	(216,938)	(705,586)
	(216,938)	(705,586)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR	$(10,376,348)	$(2,873,001)

LOSS PER SHARE
Basic and diluted loss per share	$(3.75)	$(1.11)

Contacts

Investors

Mike Cavanaugh
ICR Westwicke
Phone: +1.617.877.9641
Email: Mike.Cavanaugh@westwicke.com

Media

Sean Leous
ICR Westwicke
Phone: +1.646.866.4012
Email: Sean.Leous@westwicke.com

Forward Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the expectation of the Company's future compliance with the Nasdaq minimum price rule and the  timing thereof, the expected timing of the first brief to the Appeal's court from the lead plaintiff, the belief that the COSIRA II trial will demonstrate the benefits of the Reducer and help to inform a future PMA submission to the FDA and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and in the Management's Discussion and Analysis for the three months ended March 31, 2022 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.